SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number ______________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Eaton Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eaton Corporation
1111 Superior Avenue
Cleveland, Ohio 44114-2584
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan) EATON SAVINGS PLAN
Date: June 22, 2011	By:	Eaton Corporation Pension
Administration Committee

	By:	/s/ B. K. Rawot
B. K. Rawot
Senior Vice President and Controller Eaton Corporation

EATON SAVINGS PLAN
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Pension Administration Committee and the
Pension Investment Committee — Eaton Corporation
We have audited the accompanying Statement of Net Assets Available for Benefits of the EATON SAVINGS PLAN as of December 31, 2010 and 2009 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.
As discussed in Note 1, during 2010, the Plan retrospectively adopted the changes related to classifying and measuring loans to participants in accordance with ASC 962 Plan Accounting - Defined Contribution Pension Plans.”
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eaton Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
June 22, 2011
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Eaton Savings Plan

	December 31
	2010	2009
ASSETS
Receivable — Employer contributions	$1,553,172	$—
Receivable — Employee contributions	3,271,862	2,826,023
Receivable — Interest	99,022	108,761
Notes receivable from participants	59,886,044	56,228,661

Total Receivables	64,810,100	59,163,445

Investments:
Plan interest in Eaton Employee Savings Trust	2,548,444,959	2,087,666,025
Plan interest in Eaton Employee Savings Trust — Eaton Stable Value Fund	133,076,794	124,440,918

Total Investments	2,681,521,753	2,212,106,943

Net Assets Available for Benefits, at Fair Value	2,746,331,853	2,271,270,388

Adjustment from fair value to contract value for fully benefit- responsive investment contract	(4,642,003)	(2,237,494)

Net Assets Available for Benefits	$2,741,689,850	$2,269,032,894

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Eaton Savings Plan

	Year Ended December 31
	2010	2009
Additions to Net Assets Attributed to:
Contributions:
Employer	$20,619,017	$11,258,427
Employee	93,961,868	87,387,026
Rollover	7,818,621	13,996,905

	122,399,506	112,642,358

Plan interest in Eaton Employee Savings Trust investment gain	515,160,601	422,826,617
Interest and dividend income	3,120,921	3,677,529

Total Additions before Transfers	640,681,028	539,146,504

Transfers from other plans	5,698,219	96,338

Total Additions	646,379,247	539,242,842

Deductions from Net Assets Attributed to:
Benefits paid to participants	173,204,643	186,503,026
Administrative expenses	489,264	525,695

Total Deductions before Transfers	173,693,907	187,028,721

Transfers to other plans	28,384	106,313

Total Deductions	173,722,291	187,135,034

Net Increase	472,656,956	352,107,808

Net Assets Available for Benefits:
Beginning of Year	2,269,032,894	1,916,925,086

End of Year	$2,741,689,850	$2,269,032,894

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
1	Description of Plan

The following description of The Eaton Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document and summary plan description, which is available from the Company’s Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

Effective July 1, 1974, Eaton Corporation (Eaton, the Company, or the Plan Sponsor) established the Plan. The Plan was established to encourage eligible employees to make systematic savings through payroll deductions, to provide additional security at retirement and to acquire a proprietary interest in the Company. Effective July 5, 1989 the portion of the Plan attributable to Company contributions was designed to be invested primarily in Eaton Common Shares and constitute an employee stock ownership plan within the meaning of Code Section 4975(e)(7). Effective January 1, 2002, the Plan was amended and restated to rename the Plan the Eaton Savings Plan. The Plan was restated January 1, 2010 to incorporate previous amendments to the plan into the Plan document.

Eligibility:

An Eaton employee who is in the regular service of a class of an employee in a division or group to which Eaton Corporation has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedure which follows the date an employee first incurs an hour of service.

Effective April 1, 2011, newly hired employees will be automatically enrolled in the Plan.

Contributions:

Employee Contributions — Employees may make a combination of before-tax and after-tax contributions ranging from 1% to 30% of their compensation. Catch-up contributions are permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation as prescribed by the Internal Revenue Code.

Effective April 1, 2011, the contribution limit was raised to 50% of compensation.

Employer Contributions — Participants of the Plan receive a Company matching contribution of 100% of the first 3% of their compensation, plus 50% of the next 2% of compensation. The Company matching contribution was suspended effective with the first full pay period beginning after April 1, 2009. The Company matching contribution was reinstated effective July 1, 2010.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
1	Description of Plan, Continued

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and an allocation of the Plan’s earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting:

All participants are 100% vested, subject to certain provisions as defined by the Plan, in elective deferrals, company contributions and rollover contributions made to the Plan, and actual earnings thereon.

Notes Receivable from Participants:

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding any contributions made under a Savings Plan Individual Retirement Account or Company contributions made in the previous 24 months), reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the prime interest rate as determined by the Trustee. Principal and interest are paid through payroll deduction for active employees. Terminated employees are permitted to make loan payments directly to Fidelity.

In September 2010, the FASB issued an amendment, “Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25)”, which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. The amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. There was no impact to the net assets as of December 31, 2010 or 2009, as a result of the adoption.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Payment of Benefits:

Upon termination of service, retirement, death or total and permanent disability, a participant is eligible to receive a lump sum amount equal to the value of his or her account. A participant may choose to take partial withdrawals.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
2	Summary of Significant Accounting Policies

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

Basis of Accounting:

The financial statements of the Eaton Savings Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Plan’s trustee is Fidelity Management Trust Company, and the Plan’s investments, excluding notes receivable from participants, were invested in the Eaton Employee Savings Trust (Master Trust), which was established for the investment of assets of the Plan and the Eaton Personal Investment Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of January 1, 2002, plus actual contributions and allocated investment income (loss) less actual distributions.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and pooled separate accounts are valued at the redemption value of the units held at year-end. Participant loans are valued at cost, which approximates fair value. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities.

Under the revised accounting standards, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
2	Summary of Significant Accounting Policies, Continued

Administrative Fees:

All administrative costs, management fees and expenses of the Plan are paid by the trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2010 and 2009 on behalf of the Plan. Certain transaction costs are paid by the employee.

Plan Termination:

The Company may amend, modify, suspend, or terminate the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Risks and Uncertainties:

The Master Trust’s investments include investments, as listed in Footnote 4, with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current years presentation.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

3	Tax Status

On May 16, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
4	Investments

Fidelity Management Trust Company, trustee and recordkeeper of the Plan, holds the Plan’s investment assets and executes investment transactions, and all investment assets of the Plan are pooled for investment purposes in the Master Trust.

A summary of the assets of the Master Trust is as follows:

	2010	2009
Registered investment companies	$1,218,817,740	$1,054,862,616
Eaton common shares	773,662,830	566,855,536
Common collective trusts	408,092,967	348,625,820
U.S. government securities	138,676,004	115,814,070
Guaranteed investment contracts	130,534,458	112,783,573
Interest-bearing cash	45,318,397	48,056,220
Corporate debt instruments	50,669,806	40,675,433
Receivables	8,908,308	13,517,793
Non interest-bearing cash	—	9,417
Liabilities	(8,924,009)	(12,943,413)
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(4,961,335)	(2,393,042)

Total Investments	$2,760,795,166	$2,285,864,023

The Plan had a 96.9% and 96.7% interest in the assets of the Master Trust as of December 31, 2010 and 2009, respectively.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual Plans based upon the average balance invested by each Plan in each of the individual funds of the Master Trust. A summary of the Master Trust’s net investment income allocated to the participating Plans for the year ended December 31, 2010 and 2009, is as follows:

	2010	2009
Interest and dividend income	$44,010,926	$42,408,799
Net appreciation in fair value of investment funds:
Registered investment companies	139,351,523	228,371,890
Separate accounts	319,014,837	130,869,711
Common collective trusts	24,433,596	32,793,242

	$526,810,882	$434,443,642

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
4	Investments, Continued
At December 31, 2010 and 2009, respectively, the Eaton Fixed Income Fund was comprised of U.S. government securities (69% and 69%), corporate debt instruments (25% and 24%), interest-bearing and non interest-bearing cash (5% and 5%), and pooled separate accounts (1% and 2%).

The Master Trust funds are invested in various investments through the Fidelity Management Trust Company. Investments which constitute more than 5% of the Master Trust’s net assets are:

	2010	2009
Eaton Stable Value Fund	N/A	$130,724,187
Fidelity Contrafund	$157,309,901	$137,679,930
Vanguard Institutional Index	$152,898,887	$138,868,213
EB Money Market Fund	$163,797,652	$155,936,734
Eaton Fixed Income Fund	$201,626,331	$167,290,070
Eaton Common Shares Fund (A unitized fund consisting of Eaton Shares and cash)	$791,626,366	$580,209,860
5	Party-in-Interest Transactions

Party-in-interest transactions included the investments in the common stock of Eaton and the investment funds of the trustee and the payments of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2010 and 2009, the Master Trust received $18,201,828 and $18,218,408, respectively, in common stock dividends from the Company.

6	Benefit-Responsive Investment Fund

The Plan holds the Eaton Stable Value Fund, a fund managed by Vanguard, that invests in benefit-responsive investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The traditional guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan and the synthetic contract issuers are contractually obligated to guarantee the payment of a specific interest rate to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Vanguard, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
6	Benefit-Responsive Investment Fund, Continued

The average market yield of the Fund for 2010 and 2009 was 3.13% and 3.39%, respectively. This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 2.97% and 3.19%, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed quarterly for resetting.

The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuers. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

The issuer may terminate the contract for cause at any time.

7	Transfers In

On October 12, 2010, the EMC Engineers, Inc. 401(k) Plan was merged into the Eaton Savings Plan. As a result, 401(k) balances totaling $5,480,249 and a total of $92,152 in notes receivable from participants were transferred into the Eaton Savings Plan as a result of the plan merger. The balance of the transfers relate to the other Eaton plans.

8	Fair Value Measurements

In accordance with ASC 820, the Plan has categorized the financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

• Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
8	Fair Value Measurements, Continued

Registered investment companies (mutual funds), and separate accounts: Valued at the net asset value (NAV) of shares held by the Plan at year end. Separate accounts may include U.S. government securities and corporate debt securities.

Common collective trusts: Valued at the net unit value of units held by the trust at year end. The unit value is determined by dividing the Total Value of fund Assets by the Total Number of Units of the Fund owned.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
8	Fair Value Measurements, Continued

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010. There are no assets which fall under Level 3 of the hierarchy.

	Level 1	Level 2	Level 3
	Fair Value	Fair Value	Fair Value	Totals
Registered investment companies
Large-cap equity funds	$530,871,916	$—	$—	$530,871,916
Balanced funds	185,158,016	—	—	185,158,016
International equity funds	166,590,792	—	—	166,590,792
Mid-cap equity funds	109,062,756	—	—	109,062,756
Bond funds	98,092,958	—	—	98,092,958
Small-cap equity funds	62,260,578	—	—	62,260,578
REIT funds	23,433,923	—	—	23,433,923
World equity funds	7,271,508	—	—	7,271,508

Total	1,182,742,447	—	—	1,182,742,447

Guaranteed investment contracts
Stable value funds	—	133,076,794	—	133,076,794

Common collective trusts
Money market funds	—	155,864,970	—	155,864,970
Bond funds	—	78,137,334	—	78,137,334
Asset allocation funds	—	88,834,800	—	88,834,800
International equity funds	—	37,142,241	—	37,142,241
Mid-cap equity funds	—	35,890,540	—	35,890,540

Total	—	395,869,885	—	395,869,885

Separate accounts
Company stock funds	—	778,376,186	—	778,376,186
Bond funds	—	191,456,441	—	191,456,441

Total	—	969,832,627	—	969,832,627

Total assets at fair value	$1,182,742,447	$1,498,779,306	$—	$2,681,521,753

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
8	Fair Value Measurements, Continued

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009. There are no assets which fall under Level 3 of the hierarchy.

	Level 1	Level 2	Level 3
	Fair Value	Fair Value	Fair Value	Totals
Registered investment companies
Large-cap equity funds	$471,406,767	$—	$—	$471,406,767
Balanced funds	169,850,256	—	—	169,850,256
International equity funds	152,374,956	—	—	152,374,956
Mid-cap equity funds	85,234,313	—	—	85,234,313
Bond funds	75,639,467	—	—	75,639,467
Small-cap equity funds	46,457,036	—	—	46,457,036
REIT funds	13,876,296	—	—	13,876,296
World equity funds	6,998,377	—	—	6,998,377

Total	1,021,837,468	—	—	1,021,837,468

Guaranteed investment contracts
Stable value funds	—	124,440,918	—	124,440,918

Common collective trusts
Money market funds	—	148,509,864	—	148,509,864
Bond funds	—	66,568,952	—	66,568,952
Asset allocation funds	—	59,398,871	—	59,398,871
International equity funds	—	36,354,478	—	36,354,478
Mid-cap equity funds	—	28,041,614	—	28,041,614

Total	—	338,873,779	—	338,873,779

Separate accounts
Company stock funds	—	569,481,504	—	569,481,504
Bond funds	—	157,473,274	—	157,473,274

Total	—	726,954,778	—	726,954,778

Total assets at fair value	$1,021,837,468	$1,190,269,475	$—	$2,212,106,943

9	Recent Accounting Pronouncements

In January 2010, the FASB issued an accounting standard update titled “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements”. This new guidance requires additional disclosures to be provided, including: 1) transfers in and out of Levels 1 and 2 and the reasons for the transfers, 2) additional breakout of asset and liability categories and 3) purchases, sales, issuances and settlements to be reported separately in the Level 3 roll forward. This guidance was effective for periods beginning after December 15, 2009, except for the item related to the Level 3 roll forward which is effective for periods beginning after December 15, 2010 and interim periods within those years. This guidance was effective for the Company for the year ended December 31, 2010. The adoption did not have a material impact on the Plan.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Eaton Savings Plan
EIN 34-0196300
Plan Number 055
December 31, 2010

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Interest in Eaton Employee Savings Trust Master Trust	Master Trust	N/A	$2,548,444,959
*	Participant Loans	4.0 — 10.5%; various maturity dates	N/A	$59,886,044
*	Eaton Stable Value Fund — see Footnote 1	Guaranteed Investment Contract	N/A	128,434,791

				$2,736,765,794

Footnote 1 - denotes contract value
*	Party-in-interest to the Plan.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-147267, Form S-8 No. 333-77243, Form S-8 No. 333-03599, Form S-8 No. 333-104367 and Form S-8 No. 333-158820) pertaining to the Eaton Savings Plan of our report dated June 22, 2011, with respect to the financial statements of the Eaton Savings Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2010 and 2009.
/s/ Meaden & Moore, Ltd
Cleveland, Ohio
June 22, 2011